                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1994
                                                      Estimated average burden
                                                      hours per form.......14.90


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)*


                         Dense-Pac Microsystems, Inc.
                        ------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                        ------------------------------
                        (Title of Class of Securities)


                                  248719 106
                        ------------------------------
                                (CUSIP Number)


                             Jon R. Tandler, Esq.
                       Coblentz, Cahen, McCabe & Breyer
     222 Kearny Street, Suite 700, San Francisco, CA 94108 (415/391-4800)
     --------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               September 7, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                    1 of 9

                                                             SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP NO. 248719 106                                           Page 2 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Euroventures Benelux Team B.V.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /x/
                                                                    (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS*

            00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium


                  7    SOLE VOTING POWER

    NUMBER OF
     SHARES
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY
      EACH                 5,681,957*  See Item 2
    REPORTING
     PERSON
      WITH        9    SOLE DISPOSITIVE POWER


                  10   SHARED DISPOSITIVE POWER

                            5,681,957*  See Item 2


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,681,957* See Item 5


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            36.58%


14  TYPE OF REPORTING PERSON*

            CO



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1994
                                                      Estimated average burden
                                                      hours per form.......14.90


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 9)*


                         Dense-Pac Microsystems, Inc.
                        ------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                        ------------------------------
                        (Title of Class of Securities)


                                  248719 106
                        ------------------------------
                                (CUSIP Number)


                             Jon R. Tandler, Esq.
                       Coblentz, Cahen, McCabe & Breyer
     222 Kearny Street, Suite 700, San Francisco, CA 94108 (415/391-4800)
     --------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               September 7, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                    3 of 9

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP NO. 248719 106                                           Page 4 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Euroventures Benelux I B.V.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /x/
                                                                    (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS*

            00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium


                  7    SOLE VOTING POWER

    NUMBER OF
     SHARES
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY
      EACH                  5,681,957*  See Item 2
    REPORTING
     PERSON
      WITH        9    SOLE DISPOSITIVE POWER


                  10   SHARED DISPOSITIVE POWER

                            5,681,957*  See Item 2


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,681,957* See Item 5


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            36.58%


14  TYPE OF REPORTING PERSON*

            CO



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1994
                                                      Estimated average burden
                                                      hours per form.......14.90


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*


                         Dense-Pac Microsystems, Inc.
                        ------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                        ------------------------------
                        (Title of Class of Securities)


                                  248719 106
                        ------------------------------
                                (CUSIP Number)


                             Jon R. Tandler, Esq.
                       Coblentz, Cahen, McCabe & Breyer
     222 Kearny Street, Suite 700, San Francisco, CA 94108 (415/391-4800)
     --------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              September 7, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   5 of 9


                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP NO. 248719 106                                           Page 6 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Euroventures Benelux II B.V.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /x/
                                                                    (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS*

            00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium


                  7    SOLE VOTING POWER

    NUMBER OF
     SHARES
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY
      EACH                  5,681,957*  See Item 2
    REPORTING
     PERSON
      WITH        9    SOLE DISPOSITIVE POWER


                  10   SHARED DISPOSITIVE POWER

                            5,681,957*  See Item 2


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,681,957* See Item 5


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            36.58%


14  TYPE OF REPORTING PERSON*

            CO



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT


     This Amendment to Statement on Schedule 13D of Euroventures Benelux Team B.V. ("Team"), Euroventures Benelux I B.V. ("EB- I") and Euroventures Benelux II B.V. ("EB-II") is filed with respect to recent sales by EB-I and EB-II of an aggregate of four hundred twenty thousand and twenty-three (420,023) shares of Common Stock of Dense-Pac Microsystems, Inc., a California corporation (the "Company").

ITEM 1.   SECURITY AND ISSUER.

     This Statement is filed as to the beneficial ownership of shares of Common Stock of the Company by Team, EB-I and EB-II. The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2.   IDENTITY AND BACKGROUND.

     EB-I and EB-II are Netherlands corporations whose address is Julianaplein 10, 5211 BC's-Hertogenbosch, Netherlands. EB-I and EB-II are venture capital funds. Team is the investment manager of EB-I and EB-II and has both voting and investment power over their shares of the Company's Common Stock. Notwithstanding that Team is the investment manager of EB-I and EB-II, the voting and investment of Company shares held, respectively, by EB-I and EB-II are managed independently and EB-I and EB-II disclaim any beneficial ownership or any other interest in Company shares held by the other.

     During the last five years, neither Team, EB-I nor EB-II has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Because this Statement is reporting sales, as opposed to purchases of Company shares, this Item is not applicable.

ITEM 4.   PURPOSE OF TRANSACTIONS.

     EB-I sold 114,440 shares at $4.375 per share on September 7, 1995 and EB-II sold 305,583 shares at $4.375 per share on September 7, 1995, under Rule 144 under the Securities Act of 1933, as amended. It is possible that EB-1 and/or EB-II may in





                                     7 of 9
the future acquire additional shares or attempt to dispose of shares of Company Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

     Neither Team, EB-I nor EB-II has any present intention to engage in any of the actions contemplated by Instruction No. 4 to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Team, EB-I and EB-II beneficially own and share voting and investment power over 5,681,957 shares (including 900,000 shares which EB-II has the right to acquire pursuant to a Warrant Agreement between EB-II and the Company dated November 14, 1994) or 36.58% of the Company's Common Stock as a result of EB-I's and EB-II's dispositions of shares of the Company's Common Stock. The percentage ownership in the Company has been calculated using the number of shares of the Common Stock outstanding as disclosed in the Company's Report on Form 10-QSB for the quarter ended May 31, 1995.

     (c)  See Item 4.

     (d)  Not Applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 2.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.





                                     8 of 9

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            EUROVENTURES BENELUX TEAM B.V.
                                            ------------------------------

DATE:  SEPTEMBER 11, 1995                   /s/ ROGER G. CLAES
                                            ----------------------------------
                                            ROGER G. CLAES, MANAGING DIRECTOR


                                            EUROVENTURES BENELUX I B.V.
                                            ---------------------------

DATE:  SEPTEMBER 11, 1995                   /s/ ROGER G. CLAES
                                            ----------------------------------
                                            ROGER G. CLAES, MANAGING DIRECTOR


                                            EUROVENTURES BENELUX II B.V.
                                            ----------------------------------

DATE:  SEPTEMBER 11, 1995                   /s/ ROGER G. CLAES
                                            ----------------------------------
                                            ROGER G. CLAES, MANAGING DIRECTOR


                        (SIGNATURE PAGE TO AMENDMENTS TO
                      SCHEDULE 13D OF THE ABOVE-ENTITIES)





                                     9 of 9